Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

NewMil Bank, a Connecticut state chartered savings bank.
NewMil Statutory Trust I, a trust formed under the laws of the state of Delaware.

Subsidiaries of NewMil Bank:
Asset Recovery Management Company, a Connecticut Corporation.
NewMil Asset Company, a Connecticut Corporation.
NewMil Mortgage Company, a Connecticut Corporation.